January 20, 2010

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:          Entercom Communications Corp.

Form 10-K for the fiscal year ended December 31, 2008

Filed February 26, 2009

Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009

File No. 001-14461

Dear Mr. Spirgel:

This letter sets forth Entercom Communications Corp.’s responses to the staff’s comments in its letter of December 29, 2009.  For your convenience, each comment is set out immediately preceding the corresponding response.  Please note that where the context requires, the term “Company” means Entercom Communications Corp. and its consolidated subsidiaries.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K Compensation Discussion and Analysis, page 21

Comment 1.

We note your disclosure on page 21 relating to your Compensation Committee’s consideration of peer compensation levels and several specific areas of such consideration on page 23. Please confirm in your response letter that you will comply with our comment in future filings to clarify whether peer compensation levels are used in any other manner than that outlined under the heading “Determination of Compensation.”

Response to Comment 1:

This letter will confirm that, in future filings, the Company will comply with the Staff’s comment to clarify whether peer compensation levels are used in any other manner than that outlined under the heading “Determination of Compensation.”

Comment 2.

In future filings, please discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the factors that were considered when adjusting the salaries of your named executive officers in 2008 and why Mr. Joseph M. Field’s was decreased while all others were increased. As another example, explain how the subjective consideration of the relevant factors identified or consideration in 2008 you disclose on page 25 was carried out with respect to payments under the 2008 Entercom Annual Incentive Plan.

Response to Comment 2:

This letter will confirm that, in future filings, the Company will comply with the Staff’s comment to: (i) discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer; and (ii) analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation.

Critical Accounting Policies - Radio Broadcasting Licenses And Goodwill, page 36

Comment 3.

In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

•              The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•              A description of key assumptions that drive fair value in your discounted cash flow methodology.

•              The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Response to Comment 3:

By way of background, Management believes that all of our markets’ broadcasting licenses, except for one, are at risk for future impairment and the carrying value of the Company’s FCC broadcasting licenses are material for most markets to the financial statements of the Company (each market’s broadcasting licenses are a single unit of accounting).  As a result of the impairment recorded during the second quarter of 2009 for each of our markets’ broadcasting licenses, except for our Seattle market’s broadcasting licenses, the carrying value of our broadcasting licenses, as of June 30, 2009, approximated fair value.  The one exception is that the fair value of our Seattle market’s broadcasting licenses exceeded the carrying value by over fifty percent.  The methodology used in determining our key estimates and assumptions was applied consistently to each market or unit of accounting. Management regularly reviews the requirements for interim testing for the recoverability of its broadcasting licenses.

The Company has not segregated goodwill from its response as the measurement of goodwill and broadcasting licenses, together, continue to be a critical accounting policy, as many of the same assumptions and estimates were used for determining the fair value of each asset.

In light of the Staff’s comments, the Company proposes to enhance its disclosures of critical accounting policies regarding the Company’s impairment testing policy in its Annual Report on Form 10K for the year ended December 31, 2009 with the additional disclosure substantially in the form set forth below.

**********

Sub-comment:  For each unit of accounting, disclose the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

During the [#] quarter of 2009, we completed the impairment test for broadcasting licenses and determined that the fair value of the broadcasting licenses was less than the amount reflected in the balance sheet for [insert market names where tested], and recorded an impairment loss of $[XX] million. The prolonged economic downturn negatively impacted the radio broadcasting industry as advertising revenues continued to decline and expectations for growth over the next year were reduced. The projected growth levels for the industry and for us were less than those originally forecasted for 2009, which was the primary reason for further impairment to broadcasting licenses in the [#] quarter.  As revenues decline, profitability levels are also negatively impacted as fixed costs represent a large component of a radio station’s operating expenses. As a result, the asset base is particularly sensitive to the impact of continued declining revenues.

As a result of the impairment recorded during the [#] quarter of 2009 for each of our markets’ broadcasting licenses, the carrying value of our broadcasting licenses approximates fair value, except for our Seattle market’s broadcasting licenses where fair value exceeded carrying value by at least 50%.(1)

(1)                                  Note to Staff:  At such time as the fair value exceeds the carrying value in other markets, if any, we would then include a chart that reflects each unit of accounting and the percentage by which the fair value exceeds the carrying value for each market where the broadcasting licenses are material.

**********

Sub-comment:  For each unit of accounting, disclose: (I) a description of key assumptions that drive fair value in your discounted cash flow methodology; and (II) the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

We believe our estimate of the value of our radio broadcasting licenses and goodwill assets is a critical accounting estimate as the value is significant in relation to our total assets. Our estimate of the value of our radio broadcasting licenses and goodwill assets uses assumptions that incorporate variables based on past experiences and judgments about future performance of our stations.  These variables include, but are not limited to: (i) the risk-adjusted discount rate used in the valuation of fair value; (ii) market share and profit margin of an average station within a market based upon market size and station type; (iii) the forecast growth rate of each radio market, including assumptions regarding each market’s population, household income, retail sales and other factors that would influence advertising expenditures; (iv) estimated capital start-up costs and losses incurred during the early years; (v) the likely media competition within the market area; (vi) an effective tax rate assumption; and (vii) future terminal values.  Changes in our estimates of the fair value of these assets could result in material future period write-downs in the carrying value of our broadcasting licenses and goodwill assets.

The methodology we use in determining our key estimates and assumptions for broadcasting licenses was applied consistently to each market (each market’s broadcasting licenses are a single unit of accounting). As a result, the analysis for each market is the same. Of the seven variables identified above, we believe that the first three (in clauses (i)-(iii)) are the most important to the determination of value.  The following table reflects these key estimates and assumptions as of: (a) [# most recently completed] quarter of [insert year]; and (ii) the most recent impairment test for broadcasting licenses in the [#] quarter of [insert year].  Specifically, the table below depicts the range of operating profit margin and market long-term revenue growth rates used for determining the fair value of our broadcasting licenses. In general, when comparing between the [#] quarter of 2009 and the [#] quarter of [insert year]: (1) the market specific operating profit margin range [insert range percentages]; and (2) the market long-term revenue growth rates were [insert growth rate percentages]; however, current period revenues were [insert either “more” or “less”] than previously projected for 2009.

	[#] Quarter		[#] Quarter
	2009		[Insert year]
Discount rates	[XX]	%	[XX]	%
Operating profit margin ranges	[XX]	%	[XX]	%
Market long-term revenue growth rates	[XX]	%	[XX]	%

Operating profit margins are defined as profit before interest, depreciation and amortization, income tax and corporate allocation charges.  Operating profits are then divided by broadcast revenues, net of agency and national representative commissions, to compute the operating profit margins.  Operating profit margins are projected based upon industry operating profit norms, which reflect market size and station type.  This assumption is not specific to the performance of our stations in a market, but is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to a typical competitor.  If the outlook for the industry’s growth declines further, then operating profit margins would be negatively impacted, which would further impair the value of our broadcasting licenses.

The long-term market growth rates are estimated from information available from industry sources, using historical and expected performance, which could be different in each of our markets.  Each market’s revenues were determined based upon this data and market revenues were forecast over a ten-year projection period to reflect the expected long-term growth rates for the radio broadcast industry and for each of our markets. If the estimates used for the industry’s growth rates are less than forecasted, then our broadcasting licenses could be further impaired.

The discount rate to be used by a typical market participant reflects the risk inherent in future cash flows for the broadcast industry, not for us alone, and the same discount rate was used for each of our markets.  The discount rate is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure.  The capital structure was estimated based upon data available for publicly traded companies in the broadcast industry.  The discount rate could be negatively impacted by reductions in the industry’s forecasted growth rates that directly impact future cash flows.

If we were to assume a 100 basis point change in our three key assumptions (a reduction in the long-term revenue growth rate, a reduction in the operating performance cash flow and an increase in the weighted average cost of capital) used to determine the fair value of our broadcasting licenses and goodwill during the [#] quarter of 2009, the following would be the incremental impact:

Sensitivity Analysis

of

100 Basis Point Change

	Results Of		Results Of
	Long-Term	Results Of	Weighted
	Revenue	Operating	Average
	Growth	Performance	Cost Of
	Rate	Cash Flow	Capital
	Decrease	Decrease	Increase
(amounts in millions)
Broadcasting Licenses
Impairment assumption sensitivity result	$
Impairment recorded during the [#] quarter of 2009
Incremental broadcasting licenses impairment

Goodwill
Impairment assumption sensitivity result
Impairment recorded during the [#] quarter of 2009
Incremental goodwill impairment (decrease)

Total incremental impairment from sensitivity analysis	$

**********

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (610) 660-5647.

Very truly yours,

Stephen F. Fisher
Executive VP – Operations and Chief Financial Officer

cc:           Eugene D. Levin, Chief Accounting Officer

John C. Donlevie, Executive Vice President and General Counsel